

Alex Houghtalin (She/Her) · 3rd

Interim COO at Terraseed | Investment Associate at Deming Center Venture Fund

Boulder, Colorado, United States · Contact info

500+ connections

Terraseed

Wellesley College

Experience

Interim Chief Operating Officer
Terraseed · Full-time
May 2021 – Present · 5 mos
Boulder, Colorado, United States

Investment Associate
Deming Center Venture Fund
Sep 2020 – Present · 1 yr 1 mo
Boulder, Colorado, United States

The Deming Center Venture Fund (DCVF) supports emerging companies in Boulder and surrounding communities. The Fund is managed by a cross-disciplinary team of CU Boulder graduate students, and guided by an experienced advisory board that includes University faculty and local leaders in venture capital and angel investing. DCVF focuses on ir ...see more

MBA Candidate at Leeds School of Business
University of Colorado Boulder - Leeds School of Business · Full-time
Aug 2020 – Present · 1 yr 2 mos
Boulder, Colorado, United States

Candidate for MBA/ MS in Business Analytics

Intern at Techstars Boulder
Techstars · Internship
Jan 2021 – Apr 2021 · 4 mos
Boulder, Colorado, United States

Project Director, ISC Strategy Research
Harvard Business School
Aug 2018 – Aug 2020 · 2 yrs 1 mo
Greater Boston Area

Managed a team of highly analytical research associates to execute a wide variety of projects and programs, including publications, courses, presentations, and advisory engagements.

Played an integral leadership role in managing strategy advisory engagements, wo ...see more

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Education

Wellesley College
Bachelor of Arts - BA, Political Science and Government